Exhibit 99.4

Notice of Annual General and Special Meeting of Shareholders
and Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General and Special Meeting of Shareholders (the “Meeting”)
When:	June 29, 2022 at 12:00 p.m. (Pacific Time)
Where:	In light of the ongoing COVID-19 pandemic and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its Meeting in a virtual only format via live webcast. All shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the Information Circular.

NOTICE-AND-ACCESS

You are receiving this Notice of Notice and Access (“notice”) as Great Panther is using the notice and access model (“Notice and Access Provisions") pursuant to Canadian Securities Regulations for delivery of its Management Information Circular (the “Information Circular”) to the shareholders in respect of its Meeting to be held on Wednesday, June 29, 2022. Under Notice and Access Provisions, instead of receiving paper copies of the Information Circular you are receiving this notice with information on how you may access the Information Circular electronically or, alternatively, how you may request a paper copy. With this notice you will also receive a proxy or a voting instruction form, enabling you to vote by proxy at the Meeting. The use of this alternative delivery pursuant to Notice and Access Provisions is more environmentally friendly and cost effective.

Therefore, instead of receiving the Information Circular by mail, you may view it electronically by visiting the Company’s website at https://www.greatpanther.com/investors/reports-filings/agm/; or under the Company’s profile on SEDAR at www.sedar.com.

Stratification will not be used for this Meeting. The Company will only mail a paper copy of the Information Circular to each shareholder who requests one.

BUSINESS OF THE MEETING

1.	To set the number of Directors at seven. See the section entitled “Number of and Election of Directors” in the Information Circular.
2.	To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled “Number of and Election of Directors - Nominees for Election” in the Information Circular.
3.	To reappoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting. See the section entitled “Appointment of Auditor” in the Information Circular.
4.	To consider a special resolution authorizing and approving a share consolidation. See the section entitled “Approval of Share Consolidation” in the Information Circular.

The Board of Directors of Great Panther recommends that Shareholders VOTE FOR all of the proposed resolutions.

HOW DO I OBTAIN A PRINTED COPY OF THE INFORMATION CIRCULAR?

If you wish to receive a paper copy of the Information Circular, you should contact the Company by calling Toll Free, within North America at 1 888 355 1766 or outside of North America at +1 604 608 1766, or by email at info@greatpanther.com. To ensure you receive the Information Circular in advance of the voting deadline and Meeting date, all requests must be received no later than June 8, 2022. If you request a paper copy of the Information Circular, please note that another proxy or voting instruction form will not be sent. For your proxy voting purposes, please use the current form of proxy or voting instruction form you were sent with this notice.

If you request a copy of the Information Circular on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

WHO CAN VOTE?

Holders of common shares of Great Panther on the record date of May 11, 2022 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

Please note, you cannot vote by returning this notice. There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights. Please remember to review the Information Circular prior to voting.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Within North America Phone: 1 866 732 8683 Fax: 1 866 249 7775	Outside North America Phone: +1 312 588 4290 Fax: +1 416 263 9524
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. In response to the COVID-19 pandemic, Great Panther will hold the Meeting in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the Information Circular.

Please submit your vote well in advance of the proxy deposit deadline on June 27, 2022 at 12:00 p.m. (Pacific Time)